Exhibit 99.1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Infosys Limited

We have reviewed the accompanying consolidated balance sheets of Infosys Limited (“the Company”) and subsidiaries as of June 30, 2012 and March 31, 2012, the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months ended June 30, 2012 and 2011, and a summary of significant accounting policies and other explanatory notes. These consolidated interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated interim financial statements referred to above for them to be in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company and subsidiaries as of March 31, 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein); and in our report dated May 3, 2012, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of March 31, 2012, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG
Bangalore, India

July 20, 2012